OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MedAnswers, Inc

1299 Pennsylvania Ave
Suite 700
Washington, DC 20004

www.medanswers.com

4000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## THE OFFERING

Maximum 42,800 shares of common stock ($107,000)

Minimum 4,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | MedAnswers |
| **Corporate Address** | 1299 Pennsylvania Ave Suite 700 Washington, DC 20004 |
| **Description of Business** | MedAnswers is a digital health platform for patients to access clinical and professional experts for on-demand medical answers. |
| **Type of Security Offered** | Class B Common Stock |
| **Purchase Price of Security Offered** | $2.50 |
| **Minimum Investment Amount (per investor)** | $250 |

**Investor Perks**

**Investor rush priority - while our app is free to use, we have a rush fee for patients who need an answer in 24 hours or less. We will treat all our investor questions as rush, so they will receive the fastest answers, for free, forever.**

**All investors will receive 30% off patient video consults (Note: this is a future product with no scheduled release date).**

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

**The company's business**

***Description of Business***

MedAnswers is the first digital health app for the field of infertility and the only digital health app to provide users with access to physicians, alongside embryologists, andrologists, geneticists and genetic counselors, psychologists and reproductive attorneys. We launched as an educational healthcare app with plans to move into telehealth. We currently provide a Q&A platform for a user to submit an anonymous question on our platform. We send a push notification to an expert who matches the expertise needed. They answer the question. Their colleagues upvote them or add their own answer. We send a push notification to the user when the question is answered. The user can request a consult through an email form. We will also add video consults, direct messaging and committee consults for when patients need multiple professional opinions. We also have plans to leverage machine learning to help patients with healthcare decision making.

*Sales, Supply Chain, & Customer Base*

We distribute our mobile product through the iOS store and shortly in the Android store. We acquire patients through online sales channels and strategic relationships. Our experts are the supply and our users dealing with infertility provide the demand.

*Competition*

Since we are the first digital health platform in reproductive medicine, our indirect competitors could move into the space. Competitors like healthtap offer the chance for a user to ask a doctor a question but its a one-to-one relationship. DronDemand offers video consults for primary care medicine and psychology, but not specialists. Grandrounds offers 2nd opinion consults for $7,500. RealSelf provides Q&A platform in cosmetics plus patient reviews. Networks of IVF clinics or doctors could enter the marketplace by building their own platform for patient / expert connection.

*Liabilities and Litigation*

We have a founder loan in the amount of $50,000 we will pay back during our Series A round, which is not the Reg CF.

We filed a suit against a vendor for breach of contract in NY State Superior Court. Currently, we have a verbal settlement that will allow us to recover some of our funds.

**The team**

**Officers and directors**

| | |
|---|---|
| Alice Crisci | Chief Executive Officer |
| Santiago Munne, PhD | Scientific Co-Founder |

Alice Crisci
Alice Crisci is a cancer survivor, entrepreneur, author and activist. She founded Ovum Medical as a science and technology company to solve health care problems through technology. Their first product MedAnswers helps infertile people in crisis connect with the specialist they need. She also founded the oncofertility charity, Fertile Action, three weeks into her breast cancer diagnosis at 31-years-old. She published her first book, "Too Young for This," a few days before her double mastectomy. As Director of Government Affairs and Patient Advocacy for the California Cryobank, a reproductive tissue bank, from 2012 - 2015, Ms. Crisci established regulatory relationships across multiple sectors and within both the US Congress and California Legislature. Her firm, Ovum Medical, is the only group tracking legislation for gamete banks across the country. Ms. Crisci also co-built a revenue acceleration consulting firm in her 20's that sold to the oldest direct selling company in the nation. Her subsequent consulting company called Beeline Global, accelerated growth for start-ups and companies between $10 and $25M in revenue but was sidelined by her cancer diagnosis. She is currently a strategic advisor to other start-ups in the health tech space including oncology companies, genomics ventures and educational institutions. She is the ecstatic mom of a fertility preservation miracle son who at three-years-old calls himself a scientist and the future owner of MedAnswers. Aptly named Dante, meaning enduring, they reside in Southern California with their stray cat named Josh and Shih Tzy Nay-Nay. Ms. Crisci has been featured in major publications across the world and on national television shows like The Doctors and The

Today Show.

Santiago Munne, PhD
Dr. Santiago Munné, Ph.D is a reproductive geneticist who developed the first Preimplantation Genetic Diagnosis (PGD) test to detect embryonic numerical chromosome abnormalities to avoid Down's syndrome and other abnormalities. He co-founded Reprogenetics in 2000 to expand PGD services to Europe, Japan and South America. His team has performed over 80,000 PGD cycles for chromosome abnormalities to improve IVF outcomes with over 300 research publications. He is a frequent lecturer, both nationally and internationally, on his team's work in the field of Preimplantation Genetics. He exited Reprogenetics US and UK, a company as CEO in 2016 when he sold to CooperSurgical. He also co-founded Recombine, a reproductive genetics company for carrier screening and a breakthrough genetic test called FertilityMap in 2014, which he sold to CooperSurgical for $85M in 2016. He co-founded the spinout of Recombine, Phosphorus, a computational genomics venture, in August, 2016. Dr. Munne is currently CSO of CooperGenomics and co-founder of MedAnswers. Originally from Barcelona, Dr. Munné gained his Ph.D. in genetics from the University of Pittsburgh. He is also the proud father of two daughters.

**Related party transactions**

The Company issued 995,000 and 1,000,000 shares of Common Stock to Founders in 2015 and 2016, respectively. The Company issued Convertible Notes Payable in the amount of $300,000 in 2016 and a Promissory Note Payable in the amount of $50,000 in 2017 in exchange for cash to a Founder. The Convertible Notes Payable and Promissory Notes Payable are more fully described in NOTE 3 – DEBT. A Founder paid legal fees on behalf of the Company in 2016 in the amount of $56,065. The payment was recorded as a capital contribution. In 2017, 2,000,000 shares of Common Stock outstanding and beneficially owned by the Founders were cancelled, and the Company issued 2,000,000 new shares of Class A Common Stock to the Founders and two advisors.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our company is not predicated on an IP strategy.** Currently we do not have any issues or pending patents, however, we have a lapsed provisional, contemplated and thought to be patentable inventions, and other intellectual property that we hope to develop or to acquire, but those and other intellectual property could be unenforceable or ineffective. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies. We do have trademarks filed for our brand logomark, both domestic and internationally.
- **Other reproductive companies with networks of clinics could enter the market.** While we do have a sophisticated backend difficult to replicate, there are two other companies with a network of clinics who could enter the market and provide a quora-like app for their patients. Although it would take at a minimum of six months to build such a system, they could strong arm a large percentage of the market. Any company with enough capital could enter and dominate the market.
- **MedAnswers is a start-up.** If you are investing in MedAnswers, it is because you believe in the product idea and founding team, as well as believe the future of healthcare is with digital health. While we have a robust pipeline of customers today, we have closed just two commission based deals. We will need to spend significant marketing dollars to acquire patient users and you are investing knowing we will spend the resources acquiring users.
- **Regulatory Risk - We are entering a regulated market that is still evolving.** Today, we are regulated like the internet is - we are medical education. But, next year we anticipate we will be entering the telehealth market, which is more regulated. Not only is it more regulated, but the regulatory landscape is still evolving. Fortunately, our founder and CEO has a

legislative and regulatory background, so we invested early dollars in understanding the pathway, but it still does bear a risk to investors.

- **You can't easily sell your securities, once you invest.** We suggest only investing in a dollar amount you are comfortable with not having access to or being liquid with for 3 - 5 years. You can not easily sell your securities in a Reg CF. If we pursue a Reg A+, you would be able to sell your securities then, but we can not guarantee we will go down this path and you may need to hold on to your securities for many years.
- **Our business model is a mixed model monetizing both sides of the marketplace.** We believe our business model to offer free answers by experts to be disruptive, and instead of monetizing by traditional means, like the transaction, we expect to instead monetize urgency and sponsored content. This model is not new to telehealth, but could still fail. We will also offer a subscription model to employers and insurance payers. Although its also not new, it could fail if those payers do not see the value in providing their employees or members with a vertically focused, digital health solution. There are also many companies implementing that kind of business model today so even though we do not have many direct competitors for our solution, we have direct competitors for employer and insurance payer plans.
- **Our success depends on the expert community providing free answers in between patient care.** An essential part of our model is the rapid, meaningful participation by experts. If we are unable to attract experts and keep them engaged and participating, particularly with a novel business model, we may not able to attract and keep consumers. Although our early indicators show highly engaged experts, this is an on-going risk.
- **Our success also depends on reaching patients during a "noisy" time when they are facing a crisis and overwhelmed with options.** As in any business, our ability to successfully market to customers is essential for our success. While we hope that our free model for expert answers is attractive to patient users, we must still successfully market to new users and be able to provide a balanced marketplace (of new questions and fast answers) to succeed. We must capture their attention during a short window between a diagnosis and treatment beginning. There is always risk that a business may not find the right messaging or brand positioning or market channels to find product-market fit.
- **MedAnswers does not construe medical advice or provide medical advice.** Our terms and conditions for both experts and patients specifically state we are a platform and the interaction between expert (answerer) and user (questioner) does not constitute a provider / patient relationship. The answers experts provide do not replace or constitute medical advice. Their answers are meant to be educational in nature. However, even though this is explicitly stated in the terms, it's possible a user will treat the education they receive as advice and blame the company for an adverse outcome or blame the company if they do not achieve the health outcome they were seeking.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Alice Crisci, 51.0% ownership, Class A Common Stock
- Aigua Management, 25.0% ownership, Class A Common Stock

### Classes of securities

- Class A Common: 2,000,000

**Voting Rights** *(of this security)*

The holders of shares of the Company's Class A Common Stock, $0.0001 par value per share

("Class A Common Stock" and, collectively with the Class B Common Stock, the "Common Stock"), are entitled to one vote per share on any matter on which stockholders of the Company vote or consent.

**Rights to Receive Liquidation Distributions**

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

**Rights and Preferences**

The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of any additional classes of capital stock that we may designate in the future.

- Class B Common: 0

**Voting Rights** *(of this security)*

The holders of shares of the Company's Class B Common Stock, $0.0001 par value per share ("Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"), are not entitled to vote on any matter.

**Rights to Receive Liquidation Distributions**

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

**Rights and Preferences**

The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of any additional classes of capital stock that we may designate in the future.

- Convertible Note: 469,000

**Rights of Instrument** *(of this security)*

The holders of the Company's convertible notes are entitled to convert their outstanding principle and interest on as-then-calculated one-to-one basis to the Company's Preferred Stock or Class A Common Stock, pro-rated to the total offering amount (eg face value of outstanding convertible note / total round) discounted by the face discount of the security (eg between 10-25%, as negotiated). Holders will then have all of the rights and remedies of Preferred Stock or Class A Common Stock holders.

The unpaid principal balance at an annual rate between 6% and 8%, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable when, upon the earlier to occur of (i) demand made after the twenty-four (24) month anniversary of the first issuance of a Note, by Investors holding a majority of the aggregate outstanding principal amount of the Notes, or (ii) the continued occurrence of an Event of Default, and such amounts are declared due and payable by Investors holding a majority of the aggregate outstanding principal amount of the Notes, or made automatically due and payable, in each case, in accordance with the terms hereof (the "Maturity Date"). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreements.

Conversion:

*Automatic Conversion upon a Qualified Financing.* If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (the "Outstanding Amount") shall automatically convert into a total number of shares of Preferred Stock or Class A Common Shares sold in the Qualified Financing and Common Stock (the "Total Number of Shares") equal to (i) the Outstanding Amount of such Note, divided by (ii) the Conversion Price. Price of conversion shall include a 10% - 15% discount.

**What it means to be a Minority Holder**

As a holder of the Class B Non-Voting Common Stock, you will have no voting rights. Even upon a conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. As a minority holder of Class B Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

**Financial Statements**

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

**Financial Condition**

**Results of Operation**

The company began operations in 2016 and incurred a loss of $176,882. Apart from $10,000 in consulting fees, the company had not begun generating revenue since 2016.

The company was formed in 2012 to pursue science and technology in the assisted reproductive space. We spent $0 researching a rapid fertility test using saliva as a biomarker. We spent $42,00 in legal fees in 2016 for both IP related to the fertility test and IP related to MedAnswers. As of August, 2017 we chose to focus solely on the digital health product.

We spent $116,000 in product design and development between August 2016 and December 2016 before starting the technical build in January 2017.

As of January 2017, we incurred the following key expenses related to launching the product in June 2017:

Professional Fees $267,924 (mostly technical build, legal and financial expenses)

Office Expenses: $9,651

Marketing: $3,796

Travel: $7,789 (fundraising travel)

We expect to burn about $40K a month if we complete our full raise.

**Financial Milestones**

The company is investing in product engineering and development and patient recruitment. The company is expect to burn approximately $1.2 million in cash prior to achieving cash-flow break-even. Management currently expects to begin generating revenue in Q-3 2017 and forecasts 2017, 2018 and 2019 revenue of $1.4 million, $13 million and $42 million, respectively, and believes the company will generate positive net income beginning in 2019. Being that we are in the early stages of generating revenue, actual revenue for the future can vary significantly from our forecasts.

We expect to spend about $40,000 per month for the remainder of 2017 and $60,000 per month in the Q-1 of 2018 on marketing aimed at acquiring new users. Marketing costs are then expected to increase significantly beginning in Q-2 2018 to about $500,000 per month. In addition, we have forecast a viral adoption rate of about 10% a month. Our forecasts for New Users and revenue for the Infertility vertical are:

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **New Users** | 41,048 | 213,322 | 546,318 |
| **Rush Fee** | $ 600,276 | $ 2,562,781 | $ 5,463,182 |
| **Sponsorships** | 761,568 | 9,623,400 | 31,314,321 |
| **Total** | $ 1,361,843 | $ 12,186,181 | $ 36,777,503 |

We plan to add two additional verticals in mid and then later 2018 and two more in mid and late 2019 with similar revenue. Revenue by vertical is summarized as follows:

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **Infertility** | $ 1,361,843 | $ 12,186,181 | $ 36,777,503 |
| **Vertical 2** | - | 510,000 | 3,226,000 |
| **Vertical 3** | - | 62,000 | 1,299,000 |
| **Vertical 4** | - | - | 510,000 |
| **Vertical 5** | - | - | 62,000 |
| **Total** | $ 1,361,843 | $ 12,758,181 | $ 41,874,503 |

**Liquidity and Capital Resources**

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations, further develop its product and generate revenue. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We expect to spend about $40K per month, so $107K will last just shy of three months, but set us up on the trajectory we need to finish our full seed raise of $1.07M. With $107K we will:

- Release multi-lingual and android.

- Recruit 5,000 patients through facebook advertising, SEO and other online marketing initiatives with a $24,000 marketing budget.

- Prepare us for and advertise our full $1.07M CF raise.

- Prove our revenue model works by securing our first sponsored content provider and by generating minimal income with rush fees.

We intend to increase our CF from $107K maximum to $1.07M quickly. Anticipated sources of capital include angel investors, and crowdfunding our campaign. We have a video advertising plan for facebook and PR campaign in the works.

Given our aggressive buy and build strategy, we intend to do more fundraising using the Reg A+ vehicle to raise an additional $5M-$20M in funding.

We do intend to enter a due diligence phase with an acquisition target during the CF raise. This acquisition target is in the pharmagenomics space and would provide an additional revenue stream to MedAnswers in 2018.

**Indebtedness**

As of June 30, 2017, and December 21, 2016, the Company had $469,000 and $350,000, respectively, in Convertible Notes Payable outstanding. A summary of the Convertible Notes Payable is as follows: Balance as of Note Holder Maturity Date Interest Rate June 30, 2017 December 31, 2016 Conversion Discount Aigua Management 08/17/19 6% $50,000 $ 50,000 10% (1) Alexander Bisignano 09/14/19 6% 50,000 50,000 10% Aigua Management 12/23/19 6% 250,000 250,000 10% (1) Catherine Welch 02/17/19 8% 30,000 - 15% (2) Gloria Tesch-Sarican 03/10/19 8% 6,100 - 15% (2) I-Wei Katherine Wu 03/14/19 8% 30,000 - 15% (2) Markell Pool 05/30/19 8% 5,000 - 15% Justin Chung 06/01/19 8% 5,400 - 15% (2) Damian Glujuovsky 06/02/19 8% 30,000 - 15% (2) Julie Ling 06/07/19 8% 2,500 - 15% Marc Savas 06/08/19 8% 10,000 - 15% $469,000 $350,000 (1) Aigua Management is an affiliate of Santiago Munne, an officer and shareholder. (2) Convertible Debt Payable issued under contractor agreements. Principal is earned ratably each month of the agreement to a maximum of the amount shown. The contractor agreements are expected to be completed in 2017. If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of the Convertible Promissory Notes and all accrued and unpaid interest (the "Outstanding Amount") shall automatically convert into a total number of shares of Preferred Stock or Class A common stock sold in the Qualified Financing and Common Stock (the "Total Number of Shares") equal to (i) the Outstanding Amount of such Note, divided by (ii) the Conversion Price. Price of conversion shall include a Conversion Discount as set forth above. The Company also had a Promissory Note Payable to Aigua Management at June 30, 2017 with a principal balance of $50,000, bears interest at 8% and is due on the earlier of June 26, 2018 or a upon a Qualified Financing.

**Recent offerings of securities**

- 2016-08-15, 4(2), 469000 Convertible Note. Use of proceeds: Terms: Note converts to equity upon qualified equity financing. Maturity Date: 24 months from closing 6 - 8% yearly interest rate 10-25% Discount(s) Convertible Promissory Notes Outstanding: $469000 ____________________________ MVP build, legal expenses, finance and accounting

**Valuation**

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. As comparison, we have competitors who raised their seed on a $15M valuation.

**USE OF PROCEEDS**

| | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $107,000 |

| | | |
|---|---|---|
| Less: Offering Expenses | | |
| StartEngine Fees (x% total fee) | $600 | $6,420 |
| | | |
| **Net Proceeds** | $9,400 | $100,580 |
| **Use of Net Proceeds:** | | |
| R&D & Product Development | $5,000 | $65,000 |
| Marketing | $0 | $24,000 |
| G&A | $4,400 | $11,580 |
| **Total Use of Net Proceeds** | $9,400 | $100,580 |

If we raise our maximum of $107,000, we will pay our technical team $65,000 to launch the multi-lingual product and android version in 90-days. We will spend a small amount on G&A expenses ($11,580) and then the majority of our dollars of $24,000 in marketing for a targeted social media campaign including video-based facebook ads, instagram ads as well as SEO of the product and activity. We will also reserve $5,000 for a publicist to help us generate media impressions for patient recruitment and fundraising.

*Irregular Use of Proceeds*

No irregular use of proceeds expected.

## REGULATORY INFORMATION

**Disqualification**

No disqualifying event has been recorded in respect to the company or its officers or directors.

**Compliance failure**

The company has not previously failed to comply with Regulation CF.

**Annual Report**

The company will make annual reports available on its website in the investor section labeled annual report. The reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MedAnswers, Inc

*[See attached]*

I, Alice Crisci, the Chief Executive Officer of MedAnswers, Inc, hereby certify that the financial statements of MedAnswers, Inc and notes thereto for the periods ending December 31, 2015 and 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income (loss) of ($176,882); taxable income of $(176,882) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 24, 2017.

Chief Executive Officer

July 24, 2017

**MedAnswers, Inc.**

FINANCIAL STATEMENTS
(UNAUDITED)

**AS OF AND FOR THE YEARS ENDED**
**December 31, 2015 and 2016**

MedAnswers, Inc.
Index to Financial Statements
(unaudited)

**MedAnswers, Inc.**
**BALANCE SHEETS**
**DECEMBER 31, 2016 AND 2015**
(unaudited)

| | December 31, | |
|---|---|---|
| | 2016 | 2015 |
| Cash | $ 266,519 | $ 85 |
| Prepaid expenses | 1,500 | - |
| Current assets | 268,019 | 85 |
| Total assets | $ 268,019 | $ 85 |
| Accounts payable and accrued liabilities | $ 39,552 | $ - |
| Current liabilities | 39,552 | - |
| Convertible notes payable | 350,000 | - |
| Accrued interest payable | 2,199 | - |
| Long-term liabilities | 352,199 | - |
| Total liabilities | 391,751 | - |
| Common stock | 200 | 50 |
| Additional paid in capital | 52,951 | 35 |
| Accumulated deficit | (176,882) | - |
| Total shareholders' equity | (123,732) | 85 |
| Total liabilities and shareholders' equity | $ 268,019 | $ 85 |

**MedAnswers, Inc.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**
(unaudited)

| | 2016 | 2015 |
|---|---|---|
| Consulting Income | $ 10,000 | $ - |
| Professional services | 168,432 | - |
| Office and miscellaneous | 4,433 | - |
| Marketing, website hosting & analytics | 6,477 | - |
| Travel and meals | 5,341 | - |
| Total operating expenses | 184,683 | - |
| Operating loss | (174,683) | - |
| Interest expense | 2,199 | - |
| Net loss | $ (176,882) | $ - |

**MedAnswers, Inc.**
**STATEMENTS OF STOCKHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**
(unaudited)

| | Common Stock | | Additional Paid In | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| Balance, December 31, 2014 | 5,000 | $ 50 | $ 35 | $ - | $ 85 |
| Change in par value | - | (50) | 50 | - | - |
| Common Stock issued | 995,000 | 100 | (100) | - | - |
| Balance, December 31, 2015 | 1,000,000 | 100 | (15) | - | 85 |
| Capital contribution | - | - | 53,065 | - | 53,065 |
| Common Stock issued | 1,000,000 | 100 | (100) | - | - |
| Net loss | - | - | - | (176,882) | (176,882) |
| Balance, December 31, 2016 | 2,000,000 | $ 200 | $ 52,951 | $ (176,882) | $ (123,732) |

**MedAnswers, Inc.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**
(unaudited)

| | 2016 | 2015 |
|---|---|---|
| Cash flows used in operating activities | | |
| Net loss | $ (176,882) | $ - |
| Increase in prepaid expenses | (1,500) | - |
| Increase in accounts payable and accrued liabilities | 39,552 | - |
| Increase in accrued interest payable | 2,199 | - |
| Cash flows used in operating activities | (136,631) | - |
| Cash flows provided by financing activities | | |
| Issue Convertible Notes Payable | 350,000 | - |
| Capital contributions | 53,065 | 85 |
| Cash flows provided by financing activities | 403,065 | 85 |
| Increase in cash | 266,434 | 85 |
| Cash balance, beginning of year | 85 | - |
| Cash balance, end of year | $ 266,519 | $ 85 |

**MedAnswers Inc.**
**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**
(unaudited)

## NOTE 1 – NATURE OF OPERATIONS

MedAnswers, Inc was formed on December 6, 2012 ("Inception") in the State of Delaware. The financial statements of MedAnswers, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington DC.

MedAnswers, Inc is the first digital health app for the field of infertility and the only digital health app to provide users with access to physicians, alongside embryologists, andrologists, geneticists and genetic counselors, psychologists and reproductive attorneys. We launched as an educational healthcare app with plans to move into telehealth. We currently provide a Q&A platform for a user to submit an anonymous question on our platform. We send a push notification to an expert who matches the expertise needed. They answer the question. Their colleagues upvote them or add their own answer. We send a push notification to the user when the question is answered. The user can request a consult through an email form. We will also add video consults, direct messaging and committee consults for when patients need multiple professional opinions. We also have plans to leverage machine learning to help patients with healthcare decision making.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from Rush Fees and Sponsorships when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. The Company has a net operating loss of $176,882.00 as of December 31, 2016, and the Company has established a valuation allowance to offset the related deferred tax asset.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington DC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 3 – DEBT**

The Company had $350,000 in Convertible Notes Payable at December 31, 2016. The Convertible Notes Payable are mandatorily convertible and mature at various dates in 2019.

The holders of the 2016 Convertible Notes Payable are entitled to convert their outstanding principle and interest on as-then-calculated one-to-one basis to the Company's Preferred Stock or Class A Common, pro-rated to the total offering amount (eg face value of outstanding convertible note / total round) discounted by the face discount of the security, which is 10%. Holders will then have all of the rights and remedies of Preferred Stock or Class A holders.

The Company also had a Promissory Note Payable to Aigua Management, an affiliate of a Company founder, Santiago Munne, at June 30, 2017 with a principal balance of $50,000, bears interest at 8% and is due on the earlier of June 26, 2018 or a upon a Qualified Financing.

The Company issued Convertible Notes Payable in the amount of $17,500 in exchange for cash in 2017. The Company entered into Contracting and Convertible Notes Payable agreements with contractors in 2017. Principal is earned ratably over the terms of the Contracting Agreements. The Convertible Notes Payable to the contractors, collectively, have a maximum principal balance of $101,500 upon completion of the engagements in 2017. The Convertible Notes Payable bear interest at 8% and mature at various dates in 2019. Upon a completion of a qualified financing, the Convertible Notes Payable automatically convert outstanding principle and accrued interest on as-then-calculated one-to-one basis to the Company's Class A Common Stock, pro-rated to the total offering amount (eg face value of outstanding convertible note / total round) at a the conversion discounts ranging from 10% to 15% as set forth below. Convertible Notes Payable with a principal balance of $50,000 or greater are convertible into either Series A Preferred Stock or Class A Common Stock.

As of June 30, 2017, and December 21, 2016, the Company had $469,000 and $350,000, respectively, in Convertible Notes Payable outstanding. A summary of the Convertible Notes Payable is as follows:

| | | | Balance as of | | | |
|---|---|---|---|---|---|---|
| Note Holder | Maturity Date | Interest Rate | June 30, 2017 | December 31, 2016 | Conversion Discount | |
| Aigua Management | 08/17/19 | 6% | $ 50,000 | $ 50,000 | 10% | (1) |
| Alexander Bisignano | 09/14/19 | 6% | 50,000 | 50,000 | 10% | |
| Aigua Management | 12/23/19 | 6% | 250,000 | 250,000 | 10% | (1) |
| Catherine Welch | 02/17/19 | 8% | 30,000 | - | 15% | (2) |
| Gloria Tesch-Sarican | 03/10/19 | 8% | 6,100 | - | 15% | (2) |
| I-Wei Katherine Wu | 03/14/19 | 8% | 30,000 | - | 15% | (2) |
| Markell Pool | 05/30/19 | 8% | 5,000 | - | 15% | |
| Justin Chung | 06/01/19 | 8% | 5,400 | - | 15% | (2) |
| Damian Glujuovsky | 06/02/19 | 8% | 30,000 | - | 15% | (2) |
| Julie Ling | 06/07/19 | 8% | 2,500 | - | 15% | |
| Marc Savas | 06/08/19 | 8% | 10,000 | - | 15% | |
| | | | $ 469,000 | $ 350,000 | | |

(1) Aigua Management is an affiliate of Santiago Munne, a founder, officer and shareholder.
(2) Convertible Debt Payable issued under contractor agreements. Principal is earned ratably each month of the agreement to a maximum of the amount shown. The contractor agreements are expected to be completed in 2017.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We exercised our arbitration rights with a vendor; and subsequently, filed a suit against said vendor for breach of contract in NY State Superior Court. Currently, we have a verbal settlement that will allow us to recover some of our funds. We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
As of December 2015, the Company had 1,000,000 shares of Common Stock with a par value of $0.0001 per share authorized, issued and outstanding. During 2015 issued 995,000 shares to Two of the Companies founders and an affiliate (individually, the Founder and collectively, the Founders).

As of December 31, 2016, the Company had 2,000,000 shares of Common Stock with a par value of $0.0001 per share authorized, issued and outstanding. During 2016, the Company issued 2,000,000 to the Founders.

In 2017, the Company changed its capital structure such that 3,500,000 shares of Class A Common Stock and 6,500,000 shares of Class B Common Stock were authorized with a par value of $0.0001 per share. Shares of Common Stock in the amount of 2,000,000 outstanding at the beginning of 2017 were canceled, and the Company issued 2,000,000 new shares of Class A Common Stock to the Founders and two advisors.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

The Company issued 995,000 and 1,000,000 shares of Common Stock to Founders in 2015 and 2016, respectively.

The Company issued Convertible Notes Payable in the amount of $300,000 in 2016 and a Promissory Note Payable in the amount of $50,000 in 2017 in exchange for cash to a Founder. The Convertible Notes Payable and Promissory Notes Payable are more fully described in NOTE 3 – DEBT.

A Founder paid legal fees on behalf of the Company in 2016 in the amount of $56,065. The payment was recorded as a capital contribution.

In 2017, 2,000,000 shares of Common Stock outstanding and beneficially owned by the Founders were cancelled, and the Company issued 2,000,000 new shares of Class A Common Stock to the Founders and two advisors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2016 through July 24, 2017, the issuance date of these financial statements. The following transactions occurred subsequent to 2016.

The Company issued a Promissory Notes Payable in the amount of $50,000 to a Founder in exchange for cash.

The Company issued Convertible Notes Payable in the amount of $17,500 in exchange for cash.

The Company entered into Contracting and Convertible Notes Payable agreements with contractors whereby, the Convertible Notes Payable to the contractors, collectively, have a maximum principal balance of $101,500 upon completion of the engagements in 2017.

In 2017, 2,000,000 shares of Common Stock outstanding and beneficially owned by the Founders were cancelled, and the Company issued 2,000,000 new shares of Class A Common Stock to the Founders and two advisors.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Discover Investments | Edit My Campaign | Jason K.

MedAnswers is pending **StartEngine Approval.**



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Raised of $10K - $107K goal

# MedAnswers

## Groundbreaking Infertility App

Small OPO · Washington, DC · Health Tech
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share



# Trusted Infertility Experts. Answers They Agree On.

## Invest in MedAnswers Infertility App!

We're infertility patients and experts who were tired of sifting through iffy answers on patient forums. So **we made it easy to get answers** from the top specialists in the field.

**"The only reason I was able to become a mama is because of IVF**

**technology**. I want to make sure whomever wants to become a parent, can," says, MedAnswers founder and CEO, Alice Crisci.



Log In
We've got answers.
Global Multi-disciplinary
Infertility Experts
Say bye to overwhelming web searches and patient forums.
Say hi to clear, definitive answers from the best experts in Infertility.
I am a patient
I am an expert


With 40 million infertile people worldwide, **MedAnswers connects patients with multi-disciplinary experts** that they normally have to wait weeks and sometimes even months to see for an appointment. **MedAnswers is the first** to gather clinical specialists in reproductive endocrinology and urology, alongside embryologists, geneticists, psychologists, and attorneys. We are giving patients unprecedented access to the education and information they need in a far more manageable (and anonymous) environment than google searches, public groups and forums allow.

"**This is exactly what our field needs**," said Serena H. Chen, infertility specialist and active expert answerer on the MedAnswers platform.

- Alice Crisci, Founder and CEO
- Joshua Sams, Technical Co-Founder
- Santiago Munne, Scientific Co-Founder

**Investment**

$2.50 per share | When you invest you are betting the company's future value will exceed $5.1M.

**Investor Perks**

- Investor rush priority - while our app is free to use, we have a rush fee for patients who need an answer in 24 hours or less. We will treat all our investor questions as rush, so they will receive the fastest answers, for free, forever.

- All investors will receive 30% off patient video consults (Note: this is a future product with no scheduled release date).

---

*We are the first vertically focused, digital health platform for specia medicine.*

---

# The Problem

1. Long waits for a specialty consult lead to #alternativefacts.


I'LL JUST LOOK UP MY SYMPTOMS ON WEBMD
AAAND I'M DYING
OVUM-MEME

2. Patients turn to each other online for inaccurate medical advice.


Okay ladies, fresh or frozen transfer? What is better?!
Browse
Questions for Patient Care Advocates
Share your fertility journey
Egg Freezing
Infertility
Trying To Conceive
Eeva Test

3. Misinformation leads to non-compliance which drives the cost of healthcare up.




*NON-COMPLIANCE COSTS THE US HUNDREDS OF BILLIONS OF DOLLARS ANNUALLY!

## The Solution

For the first time, an infertility patient can ask doctors, researchers, therapists and more personal, yet anonymous question.


Log In
Infertility Answers
Ask us anything. It's anonymous!
Santiago Munne, PhD
Reproductive Geneticist
What is the difference between PGS and PGD.
36 year old female, AMH 0.32
Customize Your Feed
General Fertility
Diagnostics & Testing
Treatment Planning
Gamete Donors
Surrogacy
Embryo Screening
Fertility Medication
Retrievals & Transfers
Psychosocial
Experts from all fertility specialities.
Serena Chen, MD, FACOG
Infertility Specialist
Reproductive Genetics
Reproductive Law
Reproductive Endocrinology

*"Goodbye, Dr. Google. Hello, MedAnswers!"*

### Specialist


Med Answers
GRAND ROUNDS
HealthTap
amwell
Free
$$$$
amwell
WebMD
Dr DOCTOR ON DEMAND
MAVEN
Generalist

## We Compete in Four Areas


Global Expert Network
Six Professional Specialties
Rapid, Yet Precise Execution
Built to Scale

We monetize both sides of the marketplace through patient fees and sponsored content. Future revenue includes employer and insurance payer subscriptions.


Patient Feed
Expert Feed
Questions
Patient Rush Fee - $40
Sponsored content
Sponsored content
Sponsored answer
Your rush answer is ready!
What is lupron? When do I give it? What are the side effects?
Best pregnancy testers in market
How much time from the start of your FET cycle to the actual transfer was there? ...
Can someone give me some general ideas of what to
Vitrifit™
Can someone give me some general ideas of what to expect with stims?
CooperGenomics™
Question
I have five pgs normal frozen embryos. We selected the best when I did my first transfer and I have a bright, healthy, child. Since the remainder are the weaker set, do I have a lower chance of having another child? Should I transfer two at a time?
Best Answer
Santiago Munne

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# What We've Accomplished So Far

In our first week, our experts provided 79 answers, 210 upvotes and received 80 patient thanks.



Verizon
17%
7:23
Friday, June 23
MEDANSWERS
now
An expert has answered your question
Press for more
App Store
2:07 PM
66%
Unfollow
TOP EXPERT
Santiago Munne
PhD
CooperGenomics
Request Consult
Wrote 10 answers
Agrees with 12
What is the difference between PGS and PGD?
PGD stands for Preimplantation Genetic Diagnosis and is indicated for couples tha...
What are some of the main reasons for a negative


Although, we launched as an educational platform for infertility, we will enter the telehealth space next year and add genetics and oncology as our next verticals.



Year 1
Q&A
Education
Infertility
Content
Year 2
Direct Messaging
Live Consults
+2 Verticals
+Machine Learning
Year 3
Global Marketplace
Integrated Platform
+3 Verticals
+ Data Portability
Year 4
Multiple Acquisition
Prepare for IPO
+5 Verticals


# The Industry

Infertility is a beachhead market, expected to reach **$26.2B by 2020**, according to Global Market Insights. They also expect digital health to exceed $379B by 2024.


40 million infertile people worldwide
Received infertility DX
Struggling to get pregnant

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## What's Next

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With proper funding, we will meet ambitious milestones within the next 120 days.


30
100 EXPERTS & BE MULTI-LINGUAL
60
ANDROID RELEASE & EUROPEAN EXPERTS
90
PRODUCT 1.0 RELEASE
120
5,000 USERS & LAUNCH SERIES A RAISE

Our growth strategy includes buy and build with an eye on an IPO.

Chat


$300M


$200M
$100M
$50M
$25M
$10M
$0
2017
2018
2019
2020
2021

And we have just the team to do it: exceptional, passionate, talented, diverse, and fun.


Domain experts.
Scientific rigor.
Rapid execution.
And tons of fun.

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Chat
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**December 2016**

Brand Launch!

MedAnswers brand is born and trademarks are filed.

**January 2017**

Pre-Seed Raise Complete!

Successful raise - time to build.

**March 2017**

MVP Expert Test

We invited a few experts to a sneak peak to give us feedback.

**March 2017**



Registered 35th Expert

35 experts across six disciplines joined us.

**May 2017**

MVP Patient Test

We engaged patients for testing and feedback. Identified the need for a rush fee.

**June 2017**



MedAnswers is Live on Itunes Store!

Our beta product launches.

**August 2017**



MedAnswers Raises $107,000 on StartEngine!

Next stop: a $5M raise from Regulation A+ crowdfunding (ANTICIPATED)

**August 2017**

Launch Multi-Lingual App

Implementing a language selection for both patients and experts. We can support all languages across the world! (ANTICIPATED)

Android launch!

Android release will be ready for both patients and experts to use. (ANTICIPATED)

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## Meet the Founders



### Alice Crisci

Chief Executive Officer

*Alice Crisci is a cancer survivor, entrepreneur, author and activist. She founded Ovum Medical as a science and technology company to solve health care problems through technology. Their first product MedAnswers helps infertile people in crisis connect with the specialist they need. She also founded the oncofertility charity, Fertile Action, three weeks into her breast cancer diagnosis at 31-years-old. She published her first book, "Too Young for This," a few days before her double mastectomy. As Director of Government Affairs and Patient Advocacy for the California Cryobank, a reproductive tissue bank, from 2012 - 2015, Ms. Crisci established regulatory relationships across multiple sectors and within both the US Congress and California Legislature. Her firm, Ovum Medical, is the only group tracking legislation for gamete banks across the country. Ms. Crisci also co-built a revenue acceleration consulting firm in her 20's that sold to the oldest direct selling company in the nation. Her subsequent consulting company called Beeline Global, accelerated growth for start-ups and companies between $10 and $25M in revenue but was sidelined by her cancer diagnosis. She is currently a strategic advisor to other start-ups in the health tech space including oncology companies, genomics ventures and educational institutions. She is the ecstatic mom of a fertility preservation miracle son who at three-years-old calls himself a scientist and the future owner of MedAnswers. Aptly named Dante, meaning enduring, they reside in Southern California with their stray cat named Josh and Shih Tzy Nay-Nay. Ms. Crisci has been featured in major publications across the world and on national television shows like The Doctors and The Today Show.*



### Santiago Munne, PhD

Scientific Co-Founder

*Dr. Santiago Munné, Ph.D is a reproductive geneticist who developed the first Preimplantation Genetic Diagnosis (PGD) test to detect embryonic numerical chromosome abnormalities to avoid Down's syndrome and other abnormalities. He co-founded Reprogenetics in 2000 to expand PGD services to Europe, Japan and South America. His team has performed over 80,000 PGD cycles for chromosome abnormalities to improve IVF outcomes with over 300 research publications. He is a frequent lecturer, both nationally and internationally, on his team's work in the field of Preimplantation Genetics. He exited Reprogenetics US and UK, a company as CEO in 2016 when he sold to CooperSurgical. He also co-founded Recombine, a reproductive genetics company for carrier screening and a breakthrough genetic test called FertilityMap in 2014, which he sold to CooperSurgical for $85M in 2016. He co-founded the spinout of Recombine, Phosphorus, a computational genomics venture, in August, 2016. Dr. Munne is currently CSO of CooperGenomics and co-founder of MedAnswers. Originally from Barcelona, Dr. Munné gained his Ph.D. in genetics from the University of Pittsburgh. He is also the proud father of two daughters.*



### Joshua Sams

Technical Co-Founder

*Joshua Sams, entrepreneur and angel investor, with a background in distributed systems and combinatorial mathematics has consumer, fintech, genomics, analytics, machine learning, logistics and real-time web application products in market. He has experience with the entire product-development cycle variously as lead engineer, CTO and product lead, from requirements to design to implementation. He is a former TechCrun CEO and 500 Startups CTO; consulted with the Offi Science and Technology for the White House and wrote the draft securities white paper that became the crowdfunding components of the JOBS Act.*

## And the Rest of the Team



**Carter Freeman**

Consulting CFO

*An accomplished professional with over 25 years of senior-level financial and accounting experience, Carter has demonstrated an ability to embrace new situations, establish trust and develop a workable game plan. Carter's capabilities encompass negotiating ownership transition leading and supporting capital raising efforts totaling over $100 million, participating in multiple acquisitions from both the buy- and sell-side, in addition to merging operations as acquirer and acquiree.*



**Sebastian Castillo**

CTO

*Sebastian Castillo is a computer scientist with a background in systems engineering and dynamic languages. He was responsible for paymentez. He led growth from zero to 1.3M active users and 1.2k hits per second; and $0 to $300m. He was responsible development (Java) and backend (python) for Colombia's largest ISP; lead for the health care payments system for all of Colombia, with 32 Linux servers including firewall, db, load balancer deployments, and led security of Bancolombia using Sabsa.*



**David Alzate**

VP, Technology

*David holds a degree in System Engineering from EAFIT, and also a Master degree in Entrepreneurship and Innovation Management from KTH (Sweden). David is an ardent proponent and teacher of the Lean Startup methodology and SCRUM. He recently launched his first iOS app (servirank) using Apple's new programming language (Swift), as a personal project. David has lived and worked in the US, Colombia, India and Sweden, and excels at managing multicultural environments.*



**Lori Sanford**

Consulting Senior Controller

*Lori is a seasoned finance and operations executive with more th[...] years of finance, accounting an[...] operational experience. Particular strengths include M&A, due diligence and audit support, software implementation and conversions, and the establishment of financial and business policies and best practices. She also assists us with funding acquisition, investor relations, budgets and forecasts, corporate governance, process reengineering and other complex accounting issues.*

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**Catherine Welch, MBA**

Dir. Expert Engagement - US

*Catherine Welch is an accomplished clinical embryologist with over 14 years of experience in the IVF field. She is dedicated to reproductive genetics, specifically preimplantation genetic testing and carrier screening technologies. She has participated as an speaker instructor for many of Illumina's KOL summits and trophectoderm biopsy workshops and Catherine lives in Southern California with her husband and four children.*



**Demián Glujovsky, MD**

Dir. Expert Engagement - LATAM

*Dr. Demián Glujovsky is an internationally renowned specialist in reproductive medicine, overseeing Latin American expansion. Since 2005, he is part of the medical staff at CEGYR, Buenos Aires, Argentina. Dr. Glujovsky has been trained in two recognized reproductive centers in the United States: Reproductive Medicine Associates (RMA) of NJ and the Center for Women's Reproductive Care at Columbia University in NYC.*



**Katherine Wu**

Dir. Regulatory Affairs

*Katherine Wu oversees the regulatory path for the groundbreaking app, MedAnswers in the US, Latin America and Europe. Katherine holds a BS in Molecular, Cell, and Developmental Biology and a minor in Political Science from UCLA and has worked with patients, doctors, researchers and scientists to help deepen the knowledge and broaden our understanding on some of the world's most prevalent diseases.*



**Sebastian Arcila**

Engineer

*Sebastian Arcila is a multiple winner of ACM-ICPC challenges. He recently left CECI at MIT in Cambridge, and also has degrees from EAFIT, in Systems engineering, Math, Algorithms, and Data Structures. Most recently, he was one of the first engineers at WeHeartIt where he scaled the application to 25m users. Previously, he was a lead engineer at numerous well-known startups: Authy, TopTal, Art.sy, and Stackbuilders.*

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**Juan Felipe Arango**

Web Developer

*Passionate Web Developer with a strong sense of design concepts and UX, he holds a degree in System Engineering from EAFIT University and also a Minor degree in Design. Rails and JS lover, Juan Felipe loves to work on both (front-end and back end) sides of a project and also serve as a bridge between design teams and development teams. In free time he can be found trying to improve some development process, learn something new or exercising.*



**Oscar Rendon**

Engineer

*Experienced Software Engineer, operating on the entire software life cycle, from conception to product release. Solid background in software design and software architecture. Oscar worked with C#/.NET stack, but now with Ruby and Elixir/Erlang. He loves exploring new languages, and as such, Oscar is also versed in Clojure, Elixir/Erlang (and Golang). He also co-organizer of Ruby Medellin meetup, Rails Girls workshops, and RubyConfCo conference.*



**Daniel Gomez**

Android Developer

*As lead mobile engineer, Daniel oversees both the product roadmap on all mobile devices but also works in the trenches with my team developing primarily for Android. Previously Daniel has experience in projects on both the backend and client (doing native app development). He has worked at ISF de Colombia, MakinGIANTS, Fabrica Digital, Eafit University -- where he also did my undergraduate studies in Systems and Computer Engineering.*



**Santiago Bustamante**

iOS Developer

*Santiago Bustamante is an engineer who absolutely loves all new technologies (except Microsoft). With several years of experience developing native iOS games and applications both in academic and professional projects, he has experience developing REST APIs for communicating with the client and the server. Santiago has participated in multiple projects and have significant experience personally and professionally working both individually and on a team.*

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### Justin Chung

Consulting UX/UI Designer

*Justin has extensive experience in designing various forms of visual communication and UX/UI, helping small to medium sized agencies, startups, and inspired individuals. He also has a solid background in marketing and advertising, leading the strategic development of multiple fortune 500 clients such as AT&T, Cosmopolitan of Las Vegas, JPMorgan Chase and Toyota Motor Sales for their diversity market efforts.*



### Gloria Tesch

Social Media Marketer

*Gloria Tesch is a published author, model and advocate with a robust social media following. She published two novels at the age of thirteen, earning her the distinction of being the world's youngest novelist. 'Maradonia and the Seven Bridges' and 'Maradonia and the Escape from the Underworld', set up a sweeping epic journey into a fantastical world of magic and power. By 15, she published her first five books.*



### Alexander Bisignano

Investor and Advisor

*Alexander Bisignano is the Founder and CEO of Phosphorus, a computational genomics company. He also co-founded and exited Recombine for $85M. Alex is a seasoned computer programmer with experience developing complex web applications and providing high-end bioinformatic solutions for molecular genetic data. He advises Ovum Medical on business strategy, fundraising and investor relations.*

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## Offering Summary

Maximum 42,800 shares of common stock ($107,000)

Minimum 4,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | MedAnswers |
| **Corporate Address** | 1299 Pennsylvania Ave Suite 700 Washington, DC 20004 |
| **Description of Business** | MedAnswers is a digital health platform for patients to access clinical and professional experts for on-demand medical answers. |
| **Type of Security Offered** | Class B Common Stock |
| **Purchase Price of Security Offered** | $2.50 |
| **Minimum Investment Amount (per investor)** | $250 |

**Investor Perks**

**Investor rush priority - while our app is free to use, we have a rush fee for patients who need an answer in 24 hours or less. We will treat all our investor questions as rush, so they will receive the fastest answers, for free, forever.**

**All investors will receive 30% off patient video consults (Note: this is a future product with no scheduled release date).**

## Irregular Use of Proceeds

No irregular use of proceeds expected.

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not be recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy o adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow MedAnswers to get notified of future updates!

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**VIDEO TRANSCRIPT (Exhibit D)**

- I was diagnosed with cancer when I was 31. It paused my life. But when I found out my fertility was probably going to be at risk from chemotherapy and other treatment I was facing, I was devastated. Devastated. I started four rounds of chemotherapy treatment and when I checked in with my second opinion oncologist, it turned out, he didn't agree with the drugs that I was already taking. So here I have two oncologist who don't even agree on what poison was supposed to be going into my body to save my life, and it was a really frustrating moment because I was going back and forth, and in my head it was like a ping pong. Who do I trust? I don't know why I had the foresight at 31 years old to get both of them on the phone, on a conference call with me, so they could debate about what my options were and I could actually hear their critical thinking process so I could decide for myself. I'm Alice Crisci founder and CEO of MedAnswers. I wanted to connect patients with experts right upon diagnosis and I wanted those experts to deliver answers they agree to. When you are facing a health crisis like infertility or cancer or heart disease or something unknown, is you have to weed through piles and piles of information online. You do a Google search for infertility, you get 28 million hits. So whoever has the best SEO is whose page you read. That isn't necessarily the best or most relevant information to you.

- My name is Santiago Munne, I'm a geneticist by training, entrepreneur by accident. The first company that I formed was Reprogenetics, which basically tested embryos to see if they are chromosomally or genetically normal. The second company that we formed was Recombine, which tested couples for gene defects, and the third company that I'm funding now with Alice and Josh is MedAnswers. And basically here, my role it's been as an investor and also as a scientific advisor for our company.

- Santi tested my embryos when I had Dante actually. He tested nine embryos and seven were good, transferred two, and I got my son.

- I'm Joshua Sams, and I'm the technical and product co-founder. I have a background in application and engineering as a venture backed CTO and in my former roles as a Techcrunch 50 CEO and the role that led me to Alice as a product co-founder, I was a managing director of a application engineering firm. And we had a venture partnership where we've done everything from Legal Informatics and Computational Genomics and so around here I primarily keep the lights on and program VCR's, but as you can see, I'm an entrepreneur on purpose, and so for me this is my other baby, but it's like my 12th baby. But I love all my children.

- You're a serial dad.

- In a early team dynamic, all there is is chemistry. And so that's how you can know quickly. There are lots problems worth solving and you'd almost rather have a team with good chemistry solving something not as exciting. And when you can have both, then you know you're doing something that's really worthwhile. And that early team dynamic, you're gonna spend a lot of time with your business partner, sometimes more time than at home, and so you have to immediately know that it's someone you can respect that's gonna get in and work hard with you, and that it's gonna be enjoyable. And when that happens and it's someone that has a lot to contribute, then you can actually solve that really big problem.

- There are two things that right out of the gate make MedAnswers very different than other applications in specialty medicine. The first is the pure validated network. Who knows better who the experts really are, than the experts themselves. They attend all the scientific symposiums. They know who's conducted the research. They know who's opinion they're relying on to implement in their own practice. The second is clinical consensus. There are a lot of places you can ask a physician a question, but there's no other place where the experts in that network will agree with each other or disagree with each other and then write their own answer that provides more information for the patient. If you're about to spend $20,000 on an IVF cycle, wouldn't you want to spend just a few hundred to find out if that exact treatment is the right one for you? Rather than look at these statistics, like well, they said I have a 60% chance of it working or I have a 20% chance of it working, why not get 12 experts to agree with whether or not that's the right approach for you. Why not? The experts are already on Facebook, they're already on Twitter, they're already on LinkedIn. The experts have made themselves so available in all these different mediums and that's incredibly inefficient for them too. So let's solve that, let's remove the inefficiencies in this particular vertical, prove that we can help suggest products and services that these patients need so that they can get to their answer faster.

- The relief is more authentic and since our pain point that we're addressing, the state of mind of that user is somebody in crisis. We're picking off verticals where we can make the biggest impact, and that have the more discreet element of being in crisis and so we'll know we've succeeded when someone actually does feel relief merely by posing the question.

- Patients for the first time ever can have confidence in their treatment plan decisions at an unprecedented level during one of the most important times of their life. I was one of the lucky ones and I had a chance to preserve my fertility when I was diagnosed with cancer. My son was conceived in 2008, he was born in 2013. I waited five years to do my embryo transfer until I was cleared by my oncologist and not so ironically, I got to hear his heartbeat on my five year cancerversary. And, I want everybody to have that moment. I want everyone who thought that they couldn't live that life as a mother, as a father, I want them to have that moment. Anyone who wants the dirty diapers, the fatigue, the not sleeping through the night maybe until they're 16. Anybody who wants those moments, I want to help them get there and I want to help them get there faster and for less money and with far less stress.Example - We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use.We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

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